Exhibit 99.1

Canadian Solar Reports First Quarter 2016 Results and Raises Annual Revenue Guidance

Guelph, Ontario, May 11, 2016 — Canadian Solar Inc. (“Canadian Solar” or the “Company”) (NASDAQ: CSIQ), one of the world’s largest solar power companies, today announced its financial results for the first quarter ended March 31, 2016.

First Quarter 2016 Highlights

•                  Total solar module shipments were 1,198 MW, of which 1,172 MW were recognized in revenue, compared to 1,398 MW recognized in revenue in the fourth quarter of 2015, and first quarter shipment guidance in the range of 1,085 MW to 1,135 MW.

•                  Net revenue was $721.4 million, compared to $1,120.3 million in the fourth quarter of 2015, and first quarter guidance in the range of $645 million to $695 million.

•                  Net revenue from the total solutions business as a percentage of total net revenue was 6.3%, compared to 30.7% in the fourth quarter of 2015.

•                  Gross margin was 15.6%, compared to 17.9% in the fourth quarter of 2015, and first quarter guidance in the range of 12.0% to 14.0%.

•                  Net income attributable to Canadian Solar was $22.6 million, or $0.39 per diluted share, compared to $62.3 million, or $1.05 per diluted share, in the fourth quarter of 2015.

•                  Cash, cash equivalents and restricted cash balances at the end of the quarter totaled $1.0 billion, compared to $1.1 billion at the end of the fourth quarter of 2015.

•                  Net cash used in operating activities was approximately $108.3 million, compared to net cash provided by operating activities of $218.3 million in the fourth quarter of 2015.

•                  The management raises revenue guidance for 2016 to $3.0-3.2 billion up from $2.9-3.1 billion, reflecting the expectation to sell more solar power plants in the second half of the year.

•                  The Company energized six solar power plants totaling 39.4 MWp, in the United Kingdom.

•                  The Company now owns a fleet of solar power plants in operation totaling 437.5MWp, with an estimated resale value of approximately $950.0 million and gross margin contribution in excess of 20.0%.

First Quarter 2016 Results

Net revenue in the first quarter of 2016 was $721.4 million, down 35.6% from $1,120.3 million in the fourth quarter of 2015 and 16.2% from $860.9 million in the first quarter of 2015. Total solar module shipments in the first quarter of 2016 were 1,198 MW, of which 1,172 MW were recognized in revenue, compared to 1,398 MW recognized in revenue in the fourth quarter of 2015 and 1,027 MW recognized in revenue in the first quarter of 2015. Solar module shipments recognized in revenue in the first quarter of 2016 included 24.8 MW used in the total solutions business, compared to 63.8 MW in the fourth quarter of 2015 and 124.3 MW in the first quarter of 2015.

By geography, in the first quarter of 2016, sales to the Americas represented 43.1% of net revenue, sales to Asia represented 44.4% of net revenue, and sales to Europe and others represented 12.5% of net revenue, compared to 51.9%, 41.1% and 7.0% respectively, in the fourth quarter of 2015 and 48.7%, 32.9%, 18.4% respectively, in the first quarter of 2015.

	Q1 2016		Q4 2015		Q1 2015
	US$M	%	US$M	%	US$M	%
The Americas	311.3	43.1	581.0	51.9	419.1	48.7
Asia	320.2	44.4	460.2	41.1	282.9	32.9
Europe and Others	89.9	12.5	79.1	7.0	158.9	18.4
Total	721.4	100	1,120.3	100	860.9	100

Gross profit in the first quarter of 2016 was $112.5 million, compared $200.5 million in the fourth quarter of 2015 and $153.0 million in the first quarter of 2015. Gross margin in the first quarter of 2016 was 15.6%, compared to 17.9% in the fourth quarter of 2015 and 17.8% in the first quarter of 2015. The sequential decrease in gross margin was primarily due to lower contribution from the total solutions business, partially offset by lower module manufacturing cost and higher module average selling price.

Total operating expenses were $74.1 million in the first quarter of 2016, down 22.1% from $95.2 million in the fourth quarter of 2015 and down 0.2% from $74.2million in the first quarter of 2015.

Selling expenses were $34.8 million in the first quarter of 2016, down 11.7% from $39.4 million in the fourth quarter of 2015 and down 14.8% from $40.8 million in the first quarter of 2015. The sequential decrease in selling expenses was primarily due to lower shipping and handling expenses as well as decrease in external sales commission. The year-over-year decrease in selling expenses was primarily due to lower shipping and handling unit costs, partially offset by higher shipment volume.

General and administrative expenses were $34.8 million in the first quarter of 2016, down 31.7% from $51.0 million in the fourth quarter of 2015 and up 17.8% from $29.5 million in the first quarter of 2015.  The sequential decline in general and administrative expenses was primarily due to a decrease in incentive compensation as well as lower non-cash charges for bad debt and asset impairment. The year-over-year increase in general and administrative expenses was primarily due to consolidation of Recurrent Energy’s general and administrative expenses, partially offset by lower professional service fees.

Research and development expenses were $4.5 million in the first quarter of 2016, compared to $4.8 million in the fourth quarter of 2015 and $3.9 million in the first quarter of 2015.

Income from operations was $38.4 million in the first quarter of 2016, compared to $105.3 million in the fourth quarter of 2015, and $78.7 million in the first quarter of 2015. Operating margin was 5.3% in the first quarter of 2016, compared to 9.4% in the fourth quarter of 2015 and 9.1% in the first quarter of 2015.

Non-cash depreciation and amortization charges were approximately $25.7 million in the first quarter of 2016, compared to $24.7 million in the fourth quarter of 2015, and $22.0 million in the first quarter of 2015. Non-cash equity compensation expense was $2.5 million in the first quarter of 2016, compared to $1.4 million in the fourth quarter of 2015, and $1.2 million in the first quarter of 2015.

Interest expense was $16.1 million in the first quarter of 2016, compared to $17.1 million in the fourth quarter of 2015, and $11.2 million in the first quarter of 2015.

Interest income was $3.4 million in the first quarter of 2016, compared to $4.2 million in the fourth quarter of 2015 and $4.3 million in the first quarter of 2015.

The Company recorded a gain on change in fair value of derivatives of $2.7 million in the first quarter of 2016, compared to a loss on change in fair value of derivatives of $9.4 million in the fourth quarter of 2015 and a gain on change in fair value of derivatives of $7.9 million in the first quarter of 2015. The gain on change in fair value of derivatives of $2.7 million in the first quarter of 2016 comprised a gain on change in fair value of warrants of $15.2 million, a foreign currency hedging loss of $5.0 million and a $7.5 million loss in change in fair value of swap/swaption for projects in U.S. and Canada. The warrants were issued in conjunction with the $180 million in financing arranged by Credit Suisse in the fourth quarter of 2015.  These warrants can be settled in cash at the discretion of the holder and as a result they are liability derivatives which were fair valued at issuance and are subsequently marked to market at the end of each reporting period.

Foreign exchange gain in the first quarter of 2016 was $8.5 million compared to a foreign exchange gain of $11.3 million in the fourth quarter of 2015 and a foreign exchange loss of $1.0 million in the first quarter of 2015.

Income tax expense was $12.3 million in the first quarter of 2016, compared to $31.0 million in the fourth quarter of 2015 and $19.7 million in the first quarter of 2015.

Net income attributable to Canadian Solar was $22.6 million, or $0.39 per diluted share, in the first quarter of 2016, compared to net income of $62.3 million, or $1.05 per diluted share, in the fourth quarter of 2015, and net income of $61.3 million, or $1.04 per diluted share, in the first quarter of 2015.

Financial Condition

The Company had $1.0 billion of cash, cash equivalents and restricted cash as of March 31, 2016, compared to $1.13 billion as of December 31, 2015.

Accounts receivable, net of allowance for doubtful accounts, at the end of the first quarter of 2016 were $394.0 million, compared to $426.8 million at the end of the fourth quarter of 2015. Accounts receivable turnover was 72 days in the first quarter of 2016, compared to 43 days in the fourth quarter of 2015.

Inventories at the end of the first quarter of 2016 were $413.2 million, compared to $334.5 million at the end of the fourth quarter of 2015.  Inventory turnover was 58 days in the first quarter of 2016, compared to 40 days in the fourth quarter of 2015.

Accounts and notes payable at the end of the first quarter of 2016 were $961.2 million, compared to $985.8 million at the end of the fourth quarter of 2015.

Short-term borrowings at the end of the first quarter of 2016 were $1.35 billion, compared to $1.16 billion at the end of the fourth quarter of 2015. Long-term debt at the end of the first quarter of 2016 was $818.5 million, compared to $606.6 million at the end of the fourth quarter of 2015.  Senior convertible notes totaled $132.2 million at the end of the first quarter of 2016, compared to $150 million at the end of the fourth quarter of 2015. Short-term borrowings and long-term debt directly related to utility-scale solar power projects totaled $758.9 million at the end of the first quarter of 2016, compared to $560.6 at the end of the fourth quarter of 2015.

At the end of the first quarter of 2016, the Company booked approximately $1.6 billion of solar power plant assets under non-current assets. This includes plants already in operation, as well as plants under construction to be owned and operated.

Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar, remarked: “Our results for the first quarter came in above guidance, driven by robust demand in our solar module business.  The results do not include the benefit of any solar project sales in the quarter, however, in the future we will continue our balanced approach of project retention and project sales to maximize both flexibility and valuation, as well as to balance our cash flow.  We now have approximately 438 MWp of solar power plants in operation, with a resale value estimated to be approximately $950 million. The company does plan to sell some of these assets in the second half of this year, at the same time as we bring additional solar power plants into operation. Our steady, longer-term approach has positioned Canadian Solar for sustained success and has set Canadian Solar apart from competitors.  We remain confident in our business model, outlook and in our ability to manage our profitable growth.”

Michael G. Potter, Senior Vice President and Chief Financial Officer of Canadian Solar, added: “We were pleased that we were able to deliver gross margins substantially above our expectations.  We had a combination of lower than expected costs due to strong execution in our factories and a favorable country mix, including better than expected currency results as the US Dollar weakened against several of our key trading currencies.  The results reflect the confidence we continue to have in the strength of our module business.  Our strong results and financial position have enabled us to continue to expand our upstream cell and wafer capacity which we expect to result in better and tariff free margins this year.  Our project business also continues to be strong with on schedule progress for construction in the USA, Japan and the U.K.  Our financial strength has allowed us to finance our projects at lower than expected rates.  Since the YieldCo market remains closed, we expect to start selling some projects in the second half of the year to recycle capital and reduce our debt.  These are challenging times in the industry combining growth and more than usual uncertainly; however, times like these are when we have excelled in the past. We are strong and expect to get stronger.”

Utility Scale Solar Project Pipeline

The Company’s solar project pipeline totals 13.5 GWp, including approximately 2.1 GWp of projects in late-stage development, and 11.4 GWp in early- to mid-stage development. The Company would like to caution that some of the projects under development may fail to secure all the required permits and grid-connection approvals and as a result may not reach completion.

Late-Stage Solar Project Pipeline

Canadian Solar’s late-stage, utility-scale solar project pipeline totals approximately 2.1 GWp, of which 849MWp are in the U.S., 600 MWp are in Japan, 384 are in Brazil, 150 MWp are in China, 63 MWp are in Mexico, and 36 MWp are in the United Kingdom. The estimated resale value and gross profit contribution of the Company’s late-stage utility-scale solar project pipeline exceeds $4.5 billion and $850 million, respectively, once these projects have been built and connected to the grid.

In the United States, all seven of the Company’s solar projects currently under construction totaling 771 MWp are connected to the grid, and Barren Ridge, Mustang and Tranquillity are already delivering electricity and RECs. In addition, Recurrent Energy has secured power purchase agreements totaling 78MWp for 2017 and 2018 projects in California. The Company’s late-stage solar project pipeline in the U.S. is detailed in the table below:

Project	Gross MWp	Net MWp(*)	Location	Status	Expected COD
Astoria 1	131	131	CA	Construction	2016
Astoria 2	100	100	CA	Construction	2016
Barren Ridge	78	63	CA	Construction	2016
Mustang	134	114	CA	Construction	2016
Tranquillity	258	126	CA	Construction	2016
Roserock	212	104	TX	Construction	2016
Garland	272	133	CA	Construction	2016
Project A	52	52	CA	Development	2017
Project B	26	26	CA	Development	2018
Total	1,263	849

* Reflects Company net ownership after sales and tax equity

In Japan, in the first quarter of 2016 the Company completed construction and grid connection of a 900kw solar plant in Saitama Prefecture, which was sold to an investor. As of the end of January 2016, the Company’s pipeline of projects in development was approximately 600 MWp, with 109 MWp under construction and an additional 80 MWp at the ready-to-build development stage. The expected commercial operation schedule of the Company’s solar plants in Japan is detailed below:

Utility Scale Pipeline in Japan: Expected COD Schedule - MWp

2016	2017	2018	2019	2020	Total
42	309	66	40	143	600

In addition, during the first quarter of 2016 the Company completed construction of six solar power plants totaling 39.4MWp in the United Kingdom which it plans to own and operate. The Company also won a 63.0 MWp solar power project in Aguascalientes, Mexico, which it expects to develop, build and connect to the grid in September 2018.

Early- to Mid-Stage Solar Project Pipeline

The Company’s early- to mid-stage solar project pipeline totals 11.4 GWp, including approximately 3.4 GWp of projects under development by Recurrent Energy in the U.S. that are expected to be constructed over the next five years and qualify for the investment tax credit. Recurrent Energy’s development activities in the U.S. are divided into three key regions of focus: Northeast, Central and West. California and Texas continue to be priority states for Recurrent Energy.

Solar Power Plants in Operation

In addition to its utility-scale solar project development pipeline, the Company now has a fleet of solar power plants in operation totaling approximately 437.5 MWp, up from 398.1 MWp in the fourth quarter of 2015. Revenue from the sale of electricity from these plants in the first quarter of 2016 totaled $10.2 million, compared to $13.6 million in the fourth quarter of 2015. The resale value of these plants is estimated at approximately $950 million, with gross margin of contribution in excess of 20.0%.

Solar Power Plants in Operation - MWp

Canada	United Kingdom	Japan	China	U.S.	Spain	Total
100.1	102.7	21.2	196.2	12.5	4.8	437.5

Manufacturing Capacity Expansion

As previously disclosed, the Company is increasing its manufacturing capacity to meet expected strong growth in demand for its solar products across the globe. The Company plans to expand its wafer, cell and module capacities to 1.0 GW, 3.9 GW and 6.43 GW, respectively, by December 31, 2016.

Manufacturing Capacity Roadmap - MW

	31-Dec-2015	30-Jun-2016	31-Dec-2016
Wafer	400	1,000	1,000
Cell	2,700	2,700	3,900
Module	4,330	4,630	6,430

The Company’s wafer manufacturing capacity at its Luoyang plant, Henan Province, is expected to reach 1.0 GW by June of 2016. The Company’s cell manufacturing capacity at its Suzhou and Funing plants, in Jiangsu Province, currently totals 2.2 GW and 500 MW, respectively. The Company’s cell manufacturing capacity at its Funing plant, Jiangsu Province, is expected to reach 1.0 GW by July of 2016. The Company’s new 700 MW cell manufacturing plant, located in South East Asia, is expected to be commissioned in the second half of 2016. The Company’s existing module manufacturing capacity is expected to reach 6.43 GW by the end of 2016: 4.7 GW in China — 3.0 GW in Changshu and 600 in Suzhou, Jiangsu Province, and 1.1 GW in Luoyang, Henan Province — and 1.73 GW at existing and new locations outside China: 500 MW in Canada, 300 MW in Vietnam, 30 MW in Indonesia, 300 MW in Brazil and 600 MW in South East Asia.

Business Outlook

The Company’s business outlook is based on management’s current views and estimates with respect to operating and market conditions, its current order book and the global financing environment. It is also subject to uncertainty relating to customer final demand and solar project construction schedule.  Management’s views and estimates are subject to change without notice.

For the second quarter of 2016, the Company expects total module shipments to be in the range of approximately 1,200 MW to 1,250 MW, including approximately 30 MW of shipments to the Company’s utility-scale solar projects that may not be recognized in second quarter 2016 revenue. Total revenue for the second quarter of 2016 is expected to be in the range of $710 million to $760 million, with gross margin expected to be between 15% and 17%.

For the full year 2016, the Company maintains its guidance for total module shipments to be in the range of approximately 5.4 GW to 5.5 GW, with approximately 5.0 GW recognized in revenue. Management is raising revenue guidance for the full year 2016 to be in the range of $3.0 billion to 3.2 billion, up from $2.9 billion to $3.1 billion, reflecting its expectation to sell some of its solar project holdings in the second half of the year. The Company remains flexible in ways to monetize its high quality solar power plant in order to maximize shareholder’s return, and may consider selling more of its solar power plant assets, in which case revenue for the full year may reach the range of $3.2 billion to $3.6 billion, an increase of $200 million to $400 million over the Company’s base forecast.

The Company’s solar power plant assets in OECD countries are expected to reach 1.1 GW by the end of 2016.The Company estimates that the resale value of these assets, based on the Company’s understanding of the current market conditions for such assets, is approximately $2.5 billion, with gross profit contribution of approximately $365 million. The market situation may, however, change resulting in different resale values if and when the Company decides to sell any of these assets. The Company estimates the electricity revenue from these assets, on an annualized run-rate basis, will be in the range of approximately $160-170 million at the end of 2016.

Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar, remarked: “We continue to see strong demand for our modules going into the second quarter, with stable prices and margins.  Our efforts to upgrade our technology and to improve our cost structure through selected capacity expansion are on track and we expect to end 2016 with 3.9 GW of internal cell capacity, including 700MW in a tariff free location in South East Asia. At the same time, we continue to make progress as one of the leading developers and owners of high quality solar power plants around the world, with 438MW of solar power plants in operation and over 1.0GW of solar power plants under construction. We continue to evaluate options to monetize our solar power plants with a view to maximizing shareholder value in the quarters ahead.”

Recent Developments

On April 21, 2016, Canadian Solar announced that it has connected an additional six solar power plants, totaling 39.4MWp to the grid, bringing its total fleet of solar power plants in commercial operation in the United Kingdom to approximately 103.0MWp.

On April 21, 2016, Canadian Solar announced the appointment of Jianyi Zhang as Senior Vice President, General Counsel and Chief Compliance Officer of the Company.

On April 12, 2016, Canadian Solar announced that it had become the founding member of the Global Solar Council. Launched at the U.N. Climate Change Conference in Paris last year, the Global Solar Council aims to coordinate the efforts of the world’s solar energy associations.

On April 4, 2016, Canadian Solar announced that it had won a 63 MWp solar power project in Aguascalientes, Mexico. The project is expected to be connected to the grid in September 2018.

Conference Call Information

The Company will hold a conference call on Wednesday, May 11, 2016 at 8:00 a.m. U.S. Eastern Daylight Time (8:00 p.m., May 11, 2016 in Hong Kong). The dial-in phone number for the live call is 1-866-519-4004 (toll-free from the U.S.) or +1-845-675-0437 from international locations. The passcode for the call is 2389063.  A live webcast of the conference call will also be available on Canadian Solar’s website at www.canadiansolar.com.

A replay of the call will be available 4 hours after the conclusion of the call until 9:00 a.m. on Thursday May 19, 2016, U.S. Eastern Daylight Time (9:00 p.m., May 19, 2016 in Hong Kong) and can be accessed by dialing 1-855-452-5696 (toll-free from the U.S.) or +1-646-254-3697 from international locations, with passcode 2389063.  A webcast replay will also be available at www.canadiansolar.com.

About Canadian Solar Inc.

Founded in 2001 in Canada, Canadian Solar is one of the world’s largest and foremost solar power companies. As a leading manufacturer of solar photovoltaic modules and a provider of solar energy solutions, Canadian Solar has a geographically diversified pipeline of utility-scale power projects. In the past 14 years, Canadian Solar has successfully deployed over 14 GW of premium quality modules in over 90 countries around the world. Furthermore, Canadian Solar is one of the most bankable companies in the solar industry, having been publically listed on NASDAQ since 2006. For additional information about the company, follow Canadian Solar on Facebook, Twitter, LinkedIn, or on the website.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release regarding the Company’s expected future shipment volumes, gross margins, business prospects and future quarterly or annual results, particularly the management quotations and the statements in the “Business Outlook” section, are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Japan, the U.S., India and China; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 20, 2016. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

FINANCIAL TABLES FOLLOW

Canadian Solar Inc.

Unaudited Condensed Consolidated Statement of Operations

(In Thousands of US Dollars, Except Share And Per Share Data And Unless Otherwise Stated)

	Three Months Ended
	March 31	December 31	March 31
	2016	2015	2015

Net revenues	$721,422	$1,120,278	$860,891
Cost of revenues	608,951	919,826	707,930

Gross profit	112,471	200,452	152,961
	15.6%	17.9%	17.8%
Operating expenses:
Selling expenses	34,790	39,384	40,839
General and administrative expenses	34,800	50,966	29,533
Research and development expenses	4,505	4,818	3,867
Total operating expenses	74,095	95,168	74,239

Income from operations	38,376	105,284	78,722
Other income (expenses):
Interest expense	(16,130)	(17,065)	(11,201)
Interest income	3,386	4,209	4,315
Gain (Loss) on change in fair value of derivatives	2,664	(9,391)	7,877
Foreign exchange gain (loss)	8,511	11,289	(1,034)
Investment income	88	—	2,342
Gain on repurchase of convertible notes	1,909	—	—
Others	—	—	389
Other expenses, net	428	(10,958)	2,688

Income before income taxes and equity in earnings (loss) of unconsolidated investees	38,804	94,326	81,410
Income tax expense	(12,253)	(30,985)	(19,706)
Equity in earnings (loss) of unconsolidated investees	(2,762)	(1,012)	72
Net income	23,789	62,329	61,776

Less: Net income attributable to non-controlling interests	1,205	31	447

Net income attributable to Canadian Solar Inc.	$22,584	$62,298	$61,329

Earnings per share - basic	$0.40	$1.11	$1.11
Shares used in computation - basic	56,901,349	55,942,143	55,279,052
Earnings per share - diluted	$0.39	$1.05	$1.04
Shares used in computation - diluted	57,810,531	60,339,702	60,239,072

Canadian Solar Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

(In Thousands of US Dollars)

	Three Months Ended
	March 31	December 31	March 31
	2016	2015	2015
Net Income	23,789	62,329	61,776
Other comprehensive income, net of tax:
Foreign currency translation adjustment	22,675	(6,739)	(36,874)
Others	1,632	(13)	—
Comprehensive income	48,096	55,577	24,902
Less: comprehensive income attributable to non-controlling interests	2,046	4,294	2,788
Comprehensive income attributable to Canadian Solar Inc.	46,050	51,283	22,114

Canadian Solar Inc.

Unaudited Condensed Consolidated Balance Sheets

(In Thousands of US Dollars)

	March 31,	December 31,
	2016	2015
Current assets:
Cash and cash equivalents	$412,379	$553,079
Restricted cash — current	564,865	534,707
Accounts receivable trade, net	394,047	426,803
Accounts receivable, unbilled	8,567	8,206
Amounts due from related parties	156,095	104,579
Inventories	413,161	334,489
Value added tax recoverable	66,361	44,615
Advances to suppliers — current	56,921	31,886
Derivative assets — current	3,972	6,259
Project assets — current	107,366	111,317
Prepaid expenses and other current assets	81,417	108,153
Total current assets	2,265,151	2,264,093
Restricted cash — non-current	22,206	46,897
Property, plant and equipment, net	338,177	331,052
Solar power systems, net	1,564,894	1,200,441
Deferred tax assets, net	118,215	97,134
Prepaid land use rights	27,775	29,092
Investments in affiliates	184,568	187,131
Intangible assets, net	80,446	78,938
Goodwill	7,617	7,609
Derivative assets — non-current	4,702	2,072
Project assets — non-current	7,712	2,814
Other non-current assets	179,504	169,981
TOTAL ASSETS	$4,800,967	$4,417,254
Current liabilities:
Short-term borrowings	$1,345,410	$1,156,576
Accounts and notes payable	961,221	985,757
Amounts due to related parties	67,855	90,002
Other payables	163,359	159,886
Advances from customers	68,658	76,207
Derivative liabilities — current	25,926	35,228
Other current liabilities	105,248	152,668
Total current liabilities	2,737,677	2,656,324
Accrued warranty costs	71,264	65,193
Convertible notes	132,233	150,000
Long-term borrowings	818,539	606,577
Derivative liabilities — non-current	18,615	17,358
Liability for uncertain tax positions	14,578	14,468
Deferred tax liabilities — non-current	20,333	19,030
Loss contingency accruals	23,618	23,500
Other non-current liabilities	56,384	32,294
Total LIABILITIES	3,893,241	3,584,744
Equity:
Common shares	700,799	677,103
Additional paid-in capital	(15,389)	(17,139)
Retained earnings	241,444	218,860
Accumulated other comprehensive loss	(36,390)	(59,856)
Total Canadian Solar Inc. shareholders’ equity	890,464	818,968
Non-controlling interests in subsidiaries	17,262	13,542
TOTAL EQUITY	907,726	832,510

TOTAL LIABILITIES AND EQUITY	$4,800,967	$4,417,254